Exhibit 99.1

METALÚRGICA GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 43300001504	GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 33300032266

MATERIAL FACT

Gerdau S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) (“Company”) and METALÚRGICA GERDAU S.A. (Bovespa: GOAU) (“Metalúrgica Gerdau” and, jointly with the Company, the “Companies”), in compliance with Articles 3 and 9 of Instruction 358 of January 3, 2002, issued by the Securities and Exchange Commission of Brazil (“CVM”), as amended (“CVM Instruction 358”) and with Paragraph 4 of Article 157 of Federal Law 6,404 of December 15, 1976 (“Federal Law 6,404/1976”), hereby announce to their shareholders and the market the following:

On March 7, 2017, Metalúrgica Gerdau and Banco BTG Pactual S.A. (“BTG Pactual”) signed an Agreement for the Exchange of Shares Issued by Gerdau S.A. (“Exchange Agreement”) regulating the exchange of thirty-four million, two hundred nine thousand, five hundred twenty-two (34,209,522) common shares issued by the Company (GGBR3) held by BTG Pactual for thirty-three million, three hundred fifty-eight thousand, six hundred and sixty-eight (33,358,668) preferred shares issued by the Company (GGBR4) held by Metalúrgica Gerdau (the “Exchange”). The exchange ratio stipulated in the Exchange Agreement therefore corresponds to one (1) common share issued by the Company (GGBR3) for each 0.9751 preferred share issued by the Company (GGBR4).

With the formalization of the Exchange Agreement, Metalúrgica Gerdau becomes the holder of four hundred eighty-three million, nine hundred twenty-two thousand, one hundred and seventy-six (483,922,176) common shares (GGBR3) and of one hundred sixty-nine million, four hundred forty-seven thousand, nine hundred and seven (169,447,907) preferred shares (GGBR4) issued by the Company. As a result of the Exchange, all obligations stipulated in the agreements entered into between Metalúrgica Gerdau and BTG Pactual upon the acquisition of the common shares (GGBR3) hereby exchanged, as indicated in the minutes of the Meeting of the Board of Directors of Metalúrgica Gerdau on November 27, 2014, namely, (i) the Agreement for Put Option on the Common Shares Issued by Gerdau S.A., through which Metalúrgica Gerdau grants to BTG Pactual a put option on the Common Shares; (ii) the Confirmation of the Swap Operation; (iii) the Private Instrument for Fiduciary Assignment in Guarantee and Other Covenants; (iv) the Confirmation of the Flexible Option Operation; and (v) the Agreement for the Clearing and Settlement of Obligations, were settled, with the exception of the Confirmation of the Flexible Option Operation. The execution of the Exchange

Agreement and the settlement of obligations arising from the aforementioned agreements were approved in a meeting of the Board of Directors of Metalúrgica Gerdau held on March 7, 2017.

In view of the increase in the interest held by Metalúrgica Gerdau in the common stock of the Company resulting from the Exchange, and in compliance with Article 4, Paragraph 6 of Federal Law 6,404/1976 and with Article 26 of CVM Instruction 361 of March 5, 2002 (“CVM Instruction 361/2002”), Metalúrgica Gerdau will submit to the CVM, within thirty (30) days, an application for registering the public stock tender offer due to the increase in the interest, through which all common shareholders (GGBR3) of the Company will be offered the right to exchange their shares for preferred shares  (GGBR4) issued by the Company (“Stock Tender Offer”) and held by Metalúrgica Gerdau. The shareholders of the Company that participate in to the Stock Tender Offer will receive the preferred shares (GGBR4) offered in exchange on the settlement date of the Stock Tender Offer auction, which will be disclosed by publishing a call notice for the Stock Tender Offer.

The exchange ratio of the Stock Tender Offer will attribute one (1) preferred share (GGBR4) for each one (1) common share (GGBR3) that participates in the Stock Tender Offer. Considering the weighted average quotes of the preferred shares (GGBR4) and of the common shares (GGBR3) of the Company in the last sixty (60) days, as well as the weighted average quotes of these shares in the last five (5) trading sessions, the exchange ratio represents a premium of 40% and 41%, respectively, for those shareholders who opt to participate in the Stock Tender Offer. The proposed exchange ratio will be confirmed by a valuation report to be prepared by a company with proven experience in valuing public corporations, in accordance with the applicable rules. The application for registering the Stock Tender Offer will also contain a request for waiver of the acquisition limit of shares established in Article 15 of CVM Instruction 361/2002, to be analyzed by the CVM, to confer liquidity to all shareholders interested in exchanging their common shares (GGBR3) for preferred shares (GGBR4) issued by Gerdau, without the Stock Tender Offer being subject to any apportionment or any other condition of acceptance by a minimum number of outstanding shares for its effective consummation, which, as per the understanding of the Companies, would not be consistent with the purpose of the Stock Tender Offer. If said waiver were approved, the Stock Tender Offer would involve the exchange of up to eighty-eight million, seven thousand, seven hundred and sixty-nine (88,007,769) common shares (GGBR3) issued by Gerdau and not be subject to any conditions.

Metalúrgica Gerdau believes that the Exchange executed on the date hereof and the exchange to be made in connection with the Stock Tender Offer are aligned with the ongoing efforts of the last two years to reduce its financial leverage and eliminate exposure to market uncertainties by anticipating settlement of the obligation to BTG. At the same time, it believes that the Stock Tender Offer, in the terms to be proposed, is a fair and adequate solution for the non-controlling shareholders of Gerdau S.A., especially with regard to the liquidity of their investments.

The Companies will keep the market informed of the aforementioned matters, including the information related to the Stock Tender Offer.

Porto Alegre, March 8, 2017

Harley Lorentz Scardoelli

Executive Vice President and

Investor Relations Officer